FORM N-8F

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940 ("1940 Act") and Rule 8f-1 thereunder for Order Declaring that Company Has Ceased to be an Investment Company under the Act.

I. GENERAL IDENTIFYING INFORMATION

1. REASON FUND IS APPLYING TO DEREGISTER (CHECK ONLY ONE; FOR DESCRIPTIONS, SEE Instruction 1 above):

     [  ]  MERGER

     [X]   LIQUIDATION

     [  ]  ABANDONMENT OF REGISTRATION
           (NOTE: ABANDONMENTS OF REGISTRATION ANSWER ONLY questions 1 through 15, 24 and 25 of this form and complete verification at end of form.)

     [  ]  ELECTION OF STATUS AS A BUSINESS DEVELOPMENT
           COMPANY (NOTE: BUSINESS DEVELOPMENT COMPANIES
           ANSWER ONLY questions 1 through 10 of this form and complete verification at end of the form.)

2.   Name of Fund:

     JNLNY VARIABLE FUND I LLC

     THE ENTIRE LIMITED LIABILITY COMPANY IS BEING DEREGISTERED AND THERE ARE NO REMAINING PORTFOLIOS/SERIES IN JNLNY VARIABLE
     FUND I LLC.


3.   Securities and Exchange Commission File No.:

     811-09357
     333-79415

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F

     [   ] INITIAL APPLICATION
     [X]   AMENDMENT

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code)

     1 CORPORATE WAY
     LANSING, MICHIGAN 48951

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     SUSAN S. RHEE, ESQ.
     ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL
     JACKSON NATIONAL LIFE INSURANCE COMPANY
     1 CORPORATE WAY
     LANSING, MICHIGAN 48951
     517-367-4336


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in ACCORDANCE WITH RULES 31A-1 AND 31A-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     JACKSON NATIONAL LIFE INSURANCE COMPANY
     SUSAN S. RHEE, ESQ.
     1 CORPORATE WAY
     LANSING, MICHIGAN  48951
     517-367-4336

     JACKSON NATIONAL ASSET MANAGEMENT, LLC
     MARK NERUD
     225 WEST WACKER DRIVE
     SUITE 1200
     CHICAGO, IL  60606
     312-338-5801

     NOTE: ONCE DEREGISTERED A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of Fund (check only one):

     [X]   MANAGEMENT COMPANY

     [  ]  Unit Investment Trust or

     [  ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]   OPEN-END

     [  ]  Closed-end

10. State law under which the Fund was organized or formed (e.g. Delaware, Massachusetts):

     DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     ADVISERS:

     JACKSON NATIONAL ASSET MANAGEMENT, LLC (1/31/2001 -  PRESENT)
     1 CORPORATE WAY
     LANSING, MICHIGAN 48951

     SUB-ADVISERS:

     MELLON CAPITAL MANAGEMENT CORPORATION (02/18/04 - 12/03/07)
     595 MARKET STREET
     SUITE 3000
     SAN FRANCISCO, CA  94105

     CURIAN CAPITAL, LLC (12/15/03 - 2/17/04)
     8055 E. TUFTS AVENUE
     SUITE 1000
     DENVER, CO 80237

     FIRST TRUST ADVISORS, L.P. (05-26-1999- 12/14/03)
     1001 WARRENVILLE ROAD
     LISLE, ILLINOIS 60532

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     JACKSON NATIONAL LIFE DISTRIBUTORS, INC./JACKSON NATIONAL LIFE DISTRIBUTORS LLC (NAME CHANGED FROM THE FORMER TO THE LATER
     EFFECTIVE MAY 31, 2006)

     OUTDATED ADDRESS:
     8055 EAST TUFTS AVENUE, SUITE 1100,
     DENVER COLORADO 80237

     CURRENT ADDRESS, EFFECTIVE MARCH 2, 2007:
     7601 TECHNOLOGY WAY
     DENVER, COLORADO  80237

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          NOT APPLICABLE.

     (b)  Trustee's name(s) and address(es):

          NOT APPLICABLE.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

     [X]   YES

     [  ]  No

     If yes, for each UIT state:

     NAME(S):     JNLNY SEPARATE ACCOUNT I
     FILE NO.:             811-08401
     BUSINESS ADDRESS:  2900 WESTCHESTER AVE, PURCHASE, NEW YORK 10577

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]   YES

     [  ]  No

     If yes, state the date on which the board vote took place:

     AT CONSOLIDATED BOARD MEETINGS HELD ON AUGUST 21-22, 2007, THE BOARD OF MANAGERS OF JNLNY VARIABLE FUND I LLC APPROVED THE TERMINATION AND DEREGISTRATION OF JNLNY VARIABLE FUND I LLC; FILING OF ALL REQUIRED FEDERAL AND STATE FORMS, REPORTS, AND OTHER INSTRUMENTS REQUIRED TO TERMINATE JNLNY VARIABLE FUND I LLC. HOWEVER, IT WAS NOT CLEAR AT THAT TIME WHETHER THOSE SERIES MIGHT BE RECREATED OR WHAT, IF ANY, SUBSEQUENT USE WOULD BE MADE OF JNLNY VARIABLE FUND I LLC, AND IT WAS NOT DEREGISTERED IMMEDIATELY THEREAFTER.

     JNLNY VARIABLE FUND I LLC'S OPERATING AGREEMENT, SECTION 2, PROVIDES, THAT THE BOARD OF MANAGERS' HAS THE AUTHORITY TO CREATE AND TO CHANGE IN ANY MANNER PORTFOLIOS IN ACCORDANCE WITH THE PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED ("1940 ACT").

          SECTION 2. POWERS:

          M. TO CREATE AND ESTABLISH, AND TO CHANGE IN ANY MANNER, SEPARATE AND DISTINCT PORTFOLIOS WITH SEPARATELY DEFINED INVESTMENT OBJECTIVES AND POLICIES AND DISTINCT INVESTMENT PURPOSES, AND TO FIX THE PREFERENCES, VOTING POWERS, RIGHTS, AND PRIVILEGES OF THESE PORTFOLIOS, IN ACCORDANCE WITH THE PROVISIONS OF THE 1940 ACT AND OTHER APPLICABLE LAW, AND TO ESTABLISH CLASSES OF SUCH PORTFOLIOS HAVING RELATIVE RIGHTS, POWERS, AND DUTIES AS THE BOARD MY PROVIDE CONSISTENT WITH APPLICABLE LAW.

     THIS OPERATING AGREEMENT PROVISION ALLOWS THE BOARD OF MANAGERS TO CHANGE ("MERGE") PORTFOLIOS, IN ACCORDANCE WITH THE PROVISIONS OF THE 1940 ACT AND OTHER APPLICABLE LAW. AS OUTLINED HEREINABOVE, THE BOARD OF MANAGERS HAS MET THE APPLICABLE REQUIREMENTS OF THE 1940 ACT WHEN APPROVING/ALLOWING THE PRIOR JNLNY VARIABLE FUND I LLC PORTFOLIO/FUND MERGERS.

     IT HAS NOW BEEN DETERMINED TO DEREGISTER JNLNY VARIABLE FUND I LLC IN ITS TOTALITY; JNLNY VARIABLE FUND I LLC CURRENTLY HAS NO ASSETS AND WE ARE SEEKING TO DEREGISTER.

     If no, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [  ]     Yes

           [X]      NO

               If yes, state the date on which the shareholder vote took place:

               If no, explain:

               NO SHAREHOLDER APPROVAL IS REQUIRED FOR JNLNY VARIABLE FUND I LLC TO ENGAGE IN LIQUIDATION. SINCE THERE ARE NO ASSETS IN JNLNY VARIABLE FUND I LLC, THERE ARE NO SHAREHOLDERS TO VOTE ON THE BOARD'S DECISION/ACTION TO LIQUIDATE/DEREGISTER THIS ENTITY.

II. DISTRIBUTION TO SHAREHOLDERS (UNIT INVESTMENT TRUST SEPARATE ACCOUNTS)

16. Has the fund distributed any assets to its shareholders in connection with the Merger or LIQUIDATION?

     [   ] Yes

     [ X ] NO

     THERE ARE NO ASSETS REMAINING IN JNLNY VARIABLE FUND I LLC; ALL ASSETS WERE PREVIOUSLY MERGED AS OUTLINED BELOW. UPON THE MERGER OF EACH OF THE FUNDS LISTED BELOW, THE UNIT INVESTMENT COMPANY SEPARATE ACCOUNT SHAREHOLDER, JNLNY SEPARATE ACCOUNT I (811-08401), RECEIVED SHARES OF THE ACQUIRING FUNDS EQUAL TO THE VALUE OF THE SHARES OF THE MERGED FUNDS. JNLNY SEPARATE ACCOUNT I LLC WAS THE SHAREHOLDER OF JNLNY VARIABLE FUND I LLC AND JNLNY VARIABLE FUND I LLC HAS NO SHAREHOLDERS AS OF THE DATE OF THIS AMENDED APPLICATION.

     THE FOLLOWING PORTFOLIOS/SERIES OF JNLNY VARIABLE FUND I LLC WERE MERGED INTO PORTFOLIOS/SERIES OF JNL VARIABLE FUND LLC ON APRIL 20, 2007, AND DECEMBER 3, 2007, RESPECTIVELY:

     1) MERGER OF THE FOLLOWING THREE JNLNY VARIABLE FUND I LLC FUNDS INTO THE JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND OF JNL VARIABLE FUND LLC IN APRIL 2007:

             JNL/MELLON CAPITAL MANAGEMENT DOWSM 10 FUND

             JNL/MELLON CAPITAL MANAGEMENT S&P(R) 10 FUND

             JNL/MELLON CAPITAL MANAGEMENT GLOBAL 15 FUND

     2) MERGER OF THE FOLLOWING JNLNY VARIABLE FUND I LLC FUNDS INTO THE JNL VARIABLE FUND LLC COUNTERPARTS (333-68105 AND 811-09121), PURSUANT TO RULE 17A-8, EFFECTIVE DECEMBER 3, 2007:

             JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 15 FUND -
             WHICH THEREAFTER BECOME KNOWN AS THE JNL/MELLON
             CAPITAL MANAGEMENT NASDAQ(R) 25 FUND

             JNL/MELLON CAPITAL MANAGEMENT VALUE LINE(R) 25 FUND - WHICH THEREAFTER BECOME KNOWN AS THE JNL/MELLON
             CAPITAL MANAGEMENT VALUE LINE(R) 30 FUND

             JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND

             JNL/MELLON CAPITAL MANAGEMENT S&P(R) 24 FUND


     (a)  If yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

          [    ]     Yes

          [ X ]      NO

     (c)  Were the distributions made pro rata based on share ownership?

          [    ]     Yes

          [ X ]      NO

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          IN EXCHANGE FOR ALL OF ITS INTERESTS IN THE RESPECTIVE MERGED FUNDS, EACH SHAREHOLDER OF THE RESPECTIVE MERGED FUNDS RECEIVED A NUMBER OF SHARES, INCLUDING FRACTIONAL SHARES, OF THE RESPECTIVE ACQUIRING FUNDS EQUAL IN DOLLAR VALUE TO THE MEMBER'S INTERESTS IN THE RESPECTIVE MERGED FUNDS. EACH MEMBER OF THE RESPECTIVE MERGED FUNDS THEREUPON BECAME A SHAREHOLDER OF THE RESPECTIVE ACQUIRING FUNDS. FOR PURPOSES OF THIS TRANSACTION, THE VALUE OF THE SHARES OF THE RESPECTIVE ACQUIRING FUNDS AND THE MEMBERS' INTERESTS IN THE RESPECTIVE MERGED FUNDS WERE DETERMINED AS OF 4:00 P.M., EASTERN TIME, ON THE RESPECTIVE LIQUIDATION DATES. THOSE VALUATIONS WERE MADE IN THE USUAL MANNER AS PROVIDED IN THE RELEVANT FUND'S PROSPECTUS.

     (e)  LIQUIDATIONS ONLY

           Were any distributions made in kind?

           [    ]     Yes

           [  X  ]    No

          If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

                  [    ] Yes

                  [    ] No

                  If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

                  [ X ]  Yes

                  [ ]    No

                  If no,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [  ]  Yes

     [X]   NO

     If yes, describe briefly the plans (if any) for distributing to, or preserving the interests of those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See Question 18 above)

     [  ]  Yes

     [X]   NO

     If yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [    ] Yes

     [    ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [    ] Yes

     [X]    NO

     If yes,

     (a) Describe the type and amount of each debt or other liability: (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i) Legal expenses: $0
          (ii) Accounting expenses:
                     Expenses Paid by Fund            $0
                     Expenses Paid by Adviser         $0

     THERE WERE NO LEGAL OR ACCOUNTING EXPENSES INCURRED IN CONNECTION WITH THE LIQUIDATION/ DEREGISTRATION OF JNLNY VARIABLE FUND I LLC THAT WERE CHARGED TO THE FUND. LEGAL AND ACCOUNTING SERVICES WERE PROVIDED BY THE EXISTING STAFF AND OFFICERS OF THE ADVISER.

          (iii) Other expenses (filing fees, etc and related expenses):

          Fees associated with filing of Certificate of Cancellation with state of Delaware: (CERTIFICATE OF GOOD STANDING $30 X 2; CERTIFICATE OF TERMINATION $100) $160.00

          (iv) Total expenses (sum of lines (i) - (iii) above): $160.00

     (b)  How were those expenses allocated?

          ALL "OTHER EXPENSES" INCURRED IN CONNECTION WITH THE LIQUIDATION OF JNLNY VARIABLE FUND I LLC WERE PAID BY THE ADVISER, JACKSON NATIONAL ASSET MANAGEMENT, LLC.

          THERE WERE NO UNAMORTIZED EXPENSES PAID BY JNLNY VARIABLE FUND I LLC.

     (c)  Who paid those expenses?

          See the response to 22 (b).

     (d)  How did the fund pay for unamortized expenses (if any)?

          See the response to 22 (b).

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [  ]  Yes

     [X]   NO

     ALL JNLNY VARIABLE FUND I LLC PORTFOLIO/SERIES MERGERS OCCURRED PRIOR TO THIS FILING AND WE ARE NOW SEEKING TO DEREGISTER JNLNY VARIABLE FUND I LLC.

     NO APPLICATION FOR AN ORDER WAS REQUIRED FOR THE PRIOR PORTFOLIO/SERIES MERGERS, PURSUANT TO RULE 17A-8 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND NO APPLICATION FOR AN ORDER IS REQUIRED FOR THIS LIQUIDATION/DEREGISTRATION.

     If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24.  Is a fund a party to any litigation or administrative proceeding?

     [  ]  Yes

     [X]   NO

     If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [  ]  Yes

     [X]   NO

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

          N/A. ALL FINAL PORTFOLIO/SERIES MERGERS ON DECEMBER 3, 2007. WE ARE SEEKING ONLY TO DEREGISTER AN EMPTY ENTITY AT THIS TIME.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          N/A

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          N/A

     (d) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED with the Commission, provide a copy of the agreement as an exhibit to this form.

          N/A

                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of JNLNY Variable Fund I LLC (ii) she is the Vice President of JNLNY Variable Fund I LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                               /S/ SUSAN S. RHEE
              ----------------------------------------------------
                                  SUSAN S. RHEE
                     VICE PRESIDENT, COUNSEL, AND SECRETARY